Exhibit 99.1

ElectraMeccanica Partners with Gateway to Lead Expanded Investor Relations Program

VANCOUVER, British Columbia, June 23, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles, has appointed Gateway Investor Relations, a leading strategic financial communications and capital markets advisory firm, to manage its expanded IR program initiatives, including providing corporate messaging and other consulting services to the Company.

Gateway will work closely with ElectraMeccanica management over the coming months to develop and deploy a comprehensive outreach and communications program. Activities will include but are not limited to: refining overall company and investment-oriented messaging and corporate positioning, strategic advisory services, and introductions to institutional investors, sell-side analysts and other key influencers in the broader financial community. Gateway will also assist in organizing road shows and securing invitations to select financial conferences and events, including its annual Gateway Conference.

“As we continue our transition into becoming a full-scale, production-focused operation, the timing is right to ensure that our message is being heard and that our progress is being recognized by the right audiences,” said Paul Rivera, Chief Executive Officer of ElectraMeccanica. “The EV revolution continues to gain momentum within the global consumer and capital markets, which is why we’ll be looking to leverage Gateway’s extensive relationships to maximize our outreach efforts. Their proven track record in assisting emerging growth companies like ElectraMeccanica will be an invaluable resource to us as we enter into a critical phase of our Company’s development. We look forward to working with the Gateway team over the coming months to enhance our profile within the institutional and broader investment community.”

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

About Gateway Investor Relations
Gateway is a leading strategic financial communications and capital markets advisory firm. For more than 20 years, the firm has delivered superior performance in strategic consulting, corporate messaging and positioning, investor awareness, and analyst and financial press coverage. Gateway executives have extensive experience in capital markets and financial communications, and represent clients in a wide range of industries, including technology, consumer, industrials, financial services, and business services. To learn more, please visit gatewayir.com. Make sure to follow us on Twitter, LinkedIn and Facebook.

Company Contact
Ms. Bal Bhullar, CPA, CGA, CRM
Chief Financial Officer & Director
(604) 428-7656
Bal@electrameccanica.com

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact
Michelle Ravelo-Santos
R&CPMK
(310) 297-0190
michelle.ravelo@rogersandcowanpmk.com